Sunburst Acquisitions V, Inc.
Room 2305A, 23/F
World-Wide House, 19 Des Voeux Road
Central, Hong Kong

February 28, 2018

Via E-Mail
Mara L. Ransom
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Consumer Products
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Re:	Sunburst Acquisitions V, Inc. Amendment No. 1 to Form 10-12(g) Filed January 18, 2018 File No. 000-24483

Dear Ms. Ransom,
Sunburst Acquisitions V, Inc. (the "Company", "Sunburst," "we", "us" or "our") hereby transmits its response to the letter received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated February 5, 2018 regarding our Amendment No. 1 to Form 10-12(g) (the "Amendment No.1") previously filed on January 18, 2018. For ease of reference, we have repeated the Commission's comments in this response and numbered them accordingly. An amended 10-12(g) submitted accompanying this Response Letter is referred to as Amendment No. 2.

Amendment No. 1 to Form 10-12(g)

Item 15. Financial Statements and Exhibits
Audited Consolidated Statements of Operations and Comprehensive Loss, page F-3

1.
We note your response to comment 9 and that you moved the line item within operating expenses called loss on sales to a line item within revenues called related parties service fee revenues. Please explain to us in greater detail why you believe classification as contra-revenue is appropriate. Please also describe these transactions within your related party transactions footnote. Refer to ASC 850-10-50-1.

Response:  The Company made a clerical error in our Amendment No. 1.  As such, the Company has made the relevant revisions on page F-3 in Amendment No. 2 so that the contra-revenue is eliminated.  Those items should be recognized as expenses by the Company.  They are a cost of doing business with those parties, whether they are third parties or related parties.  The related parties will be segregated as their own line item on the statement of operations and further detailed on pages F-13 in the notes to the financial statements in the Amendment No. 2 in accordance with ASC 850-10-50.

Mara L. Ransom
February 28, 2018

2.
We note that you have changed the amount of the line item foreign currency translation (loss) gain for the year ended December 31, 2016 from $262,476 to $523,228. Please explain to us what led to this change and whether there was an error in your previously issued financial statements that you are correcting. Please further explain to us how you considered disclosures required for a correction of an error in previously issued financial statements. Refer to ASC 250-10-50-7.

Response: In response to the Staff's comments, the Company has made the relevant revisions on page F-17 in Amendment No. 2.  The Company has included a note for the correction or error with analysis of the relevant changes.

Notes to Financial Statements

Note 1. The Company and Principal Business Activities, page F-6

3.
We note your response to comment 10 that you have accounted for the acquisition of Success Green as a reverse acquisition. Please explain to us in sufficient detail why you believe this is the appropriate accounting treatment for this transaction. Please also address how you considered that Mr. Ho was the beneficial owner of 27,464,000 shares of the company's common stock and also the sole shareholder of all of the issued share capital of Success Green BVI and why you believe the acquisition did not constitute a combination of entities under common control. Please be detailed on this last point.

Response: In response to the Staff's comments, the Company has made the relevant revisions on page F-6 in Amendment No. 2.  The Company's management has further evaluated the facts and circumstances in the transaction between Sunburst Acquisitions V, Inc. and Success Green BVI.  Mr. Ho owned 99% of the Company, and he owned 100% of the capital of Success Green BVI at the time of the transaction.  While Mr. Ho was issued additional 72,265,000 shares for contributing his ownership in Success Green BVI to the Company that was in excess of the total outstanding number of shares prior to the transaction, the transaction between the Company and Success Green BVI should be accounted for under ASC 805-50-15-6, using the example covered in paragraph d. "A parent exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent's less-than-wholly-owned subsidiary, thereby increasing the parent's percentage of ownership in the less-than-wholly-owned subsidiary but leaving all of the existing noncontrolling interest outstanding."  The parent in this situation is Mr. Ho and the Company is Mr. Ho less that wholly owned subsidiary.  He has transferred his sole ownership interest in Success Green BVI to the Company for additional shares issued by the Company.  Mr. Ho has increased its ownership in the Company but the shares of the shareholders in the Company other than Mr. Ho are still outstanding.

The Company's management also considered ASC 805-50-15 which provides guidance to reverse takeover accounting, and concluded that, due to the explanation above, the acquisition of Success Green constitutes a combination of entities under common control.

Mara L. Ransom
February 28, 2018

Note 9. Related Parties Transactions, page F-13

4.
We note your response to comment 12 and your revision to Note 9 to state that you expect the receivable amounts to be repaid in the future. Please further clarify when you expect these receivables to be repaid. If you do not expect these receivables to be repaid with one year, please justify presenting them within current assets as opposed to non-current assets.

Response: In response to the Staff's comments, the Company has made the relevant revisions on page F-13 in Amendment No. 2 to provide further detail in the notes to the financial statements about the recoverability and timing of such outstanding balances.  The Company has further disclosed that it has worked with the related parties whom owe the Company funds to formalize the timing and repayment terms of those outstanding balances; such terms will indicate that the funds are due within one operating period; accordingly, management believes carrying the amounts due from related parties are as current assets is appropriate.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ Terence Ho
Terence Ho
Chief Executive Officer

cc:	Ying Li, Esq. Hunter Taubman Fischer & Li LLC